UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 March 2014
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc (the "Company")

14th March 2014

Re: 2013 Annual Report, Notice of Annual General Meeting, Proxy Form (the "Documents")

The 2013 Annual Report, the Notice of the 2014 Annual General Meeting and the Annual General Meeting Proxy Form have been published by the Company. A copy of the Annual Report is available here:
http://www.rns-pdf.londonstockexchange.com/rns/3567C_1-2014-3-14.pdf

The Documents are available to view on the Company's website, www.crh.com.

The Documents will be posted to shareholders on 27th March 2014 and will be submitted to the U.K. National Storage Mechanism and the Irish Stock Exchange. Thereafter the documents will be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel. no: + 353 1 677 8808

and at:

http://www.hemscott.com/nsm.do

Re: Letter to Shareholders in relation to Scrip Dividend Offer and Scrip Entitlement Form

A Letter to Shareholders in relation to the Scrip Dividend Offer and a Scrip Entitlement Form will be posted to shareholders on 27th March 2014 and will be available to view on the Company's website from that date.

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

CRH public limited company
(Registrant)

Date: 14 March 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director